UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CION Investment Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17259U 204
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17259U 204

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Principal Holdings III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power

	6	shared voting power
60,249.42 shares of common stock
	7	sole dispositive power

	8	shared dispositive power
60,249.42 shares of common stock
9		aggregate amount beneficially owned by each reporting person
60,249.42 shares of common stock
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.1%
12		type of reporting person (See Instructions)
PN

CUSIP No. 17259U 204

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Principal Holdings III GP Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY

4		CITIZENship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power

	6	shared voting power
60,249.42 shares of common stock
	7	sole dispositive power

	8	shared dispositive power
60,249.42 shares of common stock
9		aggregate amount beneficially owned by each reporting person
60,249.42 shares of common stock
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.1%
12		type of reporting person (See Instructions)
CO

Item 1.	(a)	Name of Issuer

CION Investment Corporation

(b)	Address of Issuer’s Principal Executive Offices

3 Park Avenue, 36th Floor

New York, New York 10016

Item 2.	(a)	Name of Person Filing

This statement is filed by (i) Apollo Principal Holdings III, L.P. (“Principal III”), and (ii) Apollo Principal Holdings III GP Ltd (“Principal III GP”). Principal III is the record holder of common stock of the Issuer. Principal III GP is the general partner of Principal III. Principal III and Principal III GP are collectively referred to herein as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each of Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town KY1-9005, Grand Cayman.

(c)	Citizenship

Principal III is an exempted limited partnership registered in the Cayman Islands. Principal III GP is an exempted company incorporated in the Cayman Islands with limited liability.

(d)	Title of Class of Securities

Common Stock, par value $0.001 (the “common stock”)

(e)	CUSIP Number

17259U 204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)       Amount beneficially owned:

Principal III:	60,249.42 shares of common stock
Principal III GP:	60,249.42 shares of common stock

Each of Principal III GP and Messrs. Scott Kleinman, James Zelter and Marc Rowan, the directors of Principal III GP, disclaim beneficial ownership of all of the shares of common stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)       Percent of class:

Principal III:	0.1%
Principal III GP:	0.1%

The percentage of common stock beneficially owned by each Reporting Person is based upon 55,426,754 shares of common stock outstanding, as of November 3, 2022, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

(c)       Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

0 for all Reporting Persons.

(ii)           Shared power to vote or to direct the vote:

Principal III:	60,249.42 shares of common stock
Principal III GP:	60,249.42 shares of common stock

(iii)         Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons.

(iv)         Shared power to dispose or to direct the disposition of:

Principal III:	60,249.42 shares of common stock
Principal III GP:	60,249.42 shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP Ltd.,
its general partner

	By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III GP LTD.

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President